082-04994


CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com





News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $346 million, asset growth of 2.0% in February

TORONTO (March 2, 2010) – CI Financial Corp. ("CI") today reported gross retail sales of $1.0 billion and net sales of $346 million for the month of February. Net sales consisted of $328 million in net sales of long-term funds and $18 million in money market funds.

For the year-to-date, CI had gross retail sales of $1.8 billion and net sales of $446 million.

Total fee-earning assets at February 28, 2010 were $88.2 billion, an increase of $1.6 billion or 1.8% over the month. Assets under management increased by $1.3 billion or 2.0% in February to $66.3 billion. At month's end, assets under management consisted of retail investment funds at CI Investments Inc. of $62.5 billion and institutional assets of $3.8 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $21.2 billion, and other fee-earning assets of $706 million.

Average retail assets under management for the year-to-date were $62.3 billion, an increase of 12.3% over average retail assets for fiscal 2009.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI Financial **News Release**

CI FINANCIAL CORP. February 28, 2010 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	**GROSS SALES (millions)**	**REDEMPTIONS (millions)**	**NET SALES (millions)**
Long-term funds	$920	$592	$328
Short-term funds	$102	$84	$18
TOTAL RETAIL FUNDS	$1022	$676	$346

FEE-EARNING ASSETS	Jan. 31/10 (millions)	Feb. 28/10 (millions)	% Change
Retail assets under management	$61,146	$62,483	2.2%
Institutional managed assets	3,869	3,832	-1.0%
TOTAL assets under management	$65,015	$66,315	2.0%
Assante assets under administration*	20,862	21,180	1.5%
CI other fee-earning assets	727	706	-2.9%
TOTAL FEE-EARNING ASSETS	$86,604	$88,201	1.8%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Jan. 31/10 (millions)	Feb. 28/10 (millions)	% Change
Monthly average retail assets	$62,716	$61,755	-1.5%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Dec. 31/09 (millions)	Feb. 28/10 (millions)	% Change
Quarterly average retail assets	$61,186	$62,260	1.8%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2009 (millions)	Fiscal 2010 (millions)	% Change
Fiscal year average retail assets	$55,430	$62,260	12.3%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	291,545,114	Bank debt	$672
QTD weighted avg. shares	291,549,742	Cash and marketable securities	(42)
Yield at $20.90	3.4%	Net debt outstanding	$630
In-the-money options	5,892,580	In-the-money option liability (net of tax)	$21
Percentage of all options	74%	Terminal redemption value of funds	$802
All options % of shares	2.7%	Quarter-to-date equity-based compensation**	($1)

*Includes CI investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($22.00) to February 26, 2010 ($20.90)

GEOGRAPHIC EXPOSURE OF AUM			
Canada	52%	Asia	3%
United States	22%	Other	3%
Europe	10%	Cash	10%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: TCP, TCP.WT **FOR IMMEDIATE RELEASE**

Trident Performance Corp. Announces
Approval of Mandatory Market Purchase Program for its Class A Warrants

Toronto, March 1, 2010 – Trident Performance Corp. (the "Corporation") announced today that its Class A Warrantholders have approved the adoption of the previously announced one-time mandatory market purchase program for Class A Warrants. Under the mandatory market purchase program, the Corporation will be required to seek to purchase Class A Warrants through the facilities of the Toronto Stock Exchange on each day that the number of outstanding Class A Warrants exceeds the number of outstanding Class A Shares of the Corporation, commencing on March 2, 2010 up to June 30, 2010. The maximum purchase price payable by the Corporation under the mandatory market purchase is the diluted Net Asset Value per Class A Share in effect at the time of the purchase less $10.00.

For more information, please contact:

David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending March 31, 2010

Toronto, March 4, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending March 31, 2010 of $0.04167 per Priority Equity Share payable on March 31, 2010 to unitholders of record as at March 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, March 18, 2010 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending March 31, 2010 of $0.20 per unit payable on April 15, 2010 to unitholders of record as at March 31, 2010.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces
Quarterly Distribution to Unitholders

Toronto, March 22, 2010 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending March 31, 2010 of $0.375 per unit payable on April 15, 2010 to unitholders of record as at March 31, 2010.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending March 31, 2010

Toronto, March 22, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending March 31, 2010 payable on April 15, 2010 to unitholders of record as at March 31, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Indicative Distribution For Next Twelve Months

Toronto, March 31, 2010 – Yield Advantage Income Trust (the "Trust") announces an indicative distribution for the following twelve months of $0.70 per unit ($0.0583 per month). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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